Exhibit 99.1

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

The Registrant will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Registrant has diverted resources and directed employees to work from home in response to the COVID-19 pandemic. In addition several employees have been under government mandated isolation orders due to either international travel or displaying symptoms consistent with COVID-19. This has hampered the ability of the Registrant to prepare the Annual Report in time to be filed by the original due date of April 30, 2020.  Given this, the registrant is taking sufficient time, in this period of crisis, to deliver a proper professional product. The Registrant expects, in reliance on the Order, to file the Annual Report with the SEC no later than May 5, 2020.

The Registrant is supplementing its risk factors previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2019 with the following risk factor:

Covid-19 (2019-nCoV/COVID-19) Pandemic

The Covid-19 pandemic has not had a material effect on the operations of the Company. The Company has made provisions so employees can work from home, suspended all travel, mandated that international travelers are to self-isolate for 14 days after return to Canada, and implemented hygiene and social distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing.

Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel would delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including but not limited to, those related to the novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2019, furnished by the company to the Securities and Exchange Commission on Form 6-K on April 17, 2020 and on the System for Electronic Document Analysis and Retrieval (SEDAR) located at www.sedar.com. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.